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                                                                  Exhibit (a)(8)

FRIDAY AUGUST 6, 12:01 AM EASTERN TIME

COMPANY PRESS RELEASE

SOURCE: PURDUE PHARMA L.P.

PURDUE PHARMA L.P. AND COCENSYS, INC.
ANNOUNCE THE SIGNING OF DEFINITIVE AGREEMENT

PURDUE OFFERING TO PURCHASE ALL OUTSTANDING SHARES OF COCENSYS, INC.'S COMMON STOCK

NORWALK, Conn., Aug. 6/PRNewswire/--Purdue Pharma L.P. today announced the execution of a definitive agreement whereby Purdue Acquisition Corporation, an indirect wholly-owned subsidiary of Purdue Pharma L.P., would offer to purchase for cash all outstanding shares of CoCensys, Inc. (OTC Bulletin Board: COCN - news) common stock for $1.16 per share. The board of directors of CoCensys has unanimously approved the transaction and resolved to recommend that CoCensys shareholders accept the offer.

Under the terms of the merger agreement, Purdue Acquisition Corporation will promptly commence a tender offer for all of the outstanding common shares of CoCensys, Inc. Simultaneously with the execution of the merger agreement, Purdue Acquisition Corporation entered into a purchase agreement with the holder of the Series E Convertible Preferred Stock of CoCensys, pursuant to which Purdue Acquisition Corporation has agreed to purchase all of the Series E Preferred Stock upon consummation of the tender offer. The Series E Preferred Stock is convertible into approximately 28% of the fully diluted shares of common stock of CoCensys. Purdue Acquisition Corporation plans to convert the Series E Preferred Stock into common stock immediately following consummation of the tender offer. Purdue Acquisition Corporation's tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn such number of shares that, when added to the number of shares of common stock to be received by Purdue Acquisition Corporation upon conversion of the Series E Preferred Stock, equals at least ninety percent of the fully diluted outstanding common shares of CoCensys. After the consummation of the tender offer, Purdue Acquisition Corporation has agreed to acquire any of the remaining outstanding shares of CoCensys pursuant to a second-step merger at the same price per share paid for shares tendered.

CoCensys is a biopharmaceutical company that discovers and develops products for the treatment of neurological and psychiatric disorders. CoCensys' product development programs focus on novel small molecule compounds for the treatment of epilepsy, anxiety, Parkinson's and other neurodegenerative diseases, neuropathic pain, migraine, insomnia and stroke. CoCensys has development programs with the Wyeth-Ayerst Laboratories Division of American Home Products Corporation to develop analogs of naturally-occurring neuroactive compounds, "epalons", for the treatment of anxiety, with Parke-Davis, a division of Warner-Lambert Company, to identify and develop subtype-selective NMDA receptor antagonists for the treatment of a variety of neurological and psychiatric diseases, and with Senju Pharmaceutical and Parke-Davis for the exploration of ophthalmic indications of CoCensys' glutamate receptor antagonist compounds. More information about CoCensys is available on its web site at www.cocensys.com.

Purdue Pharma L.P., headquartered in Norwalk, Connecticut, U.S. and its associated companies, including the Mundipharma companies and Napp Pharmaceutical Group, Ltd., comprise a privately-held, worldwide pharmaceutical network with discovery, development, manufacturing, marketing and distribution capabilities. The companies maintain a leading presence in the field of pain management with their products OxyContin(R) (oxycodone hydrochloride controlled-release) tablets and MS Contin(R) (morphine sulfate controlled-release) tablets. The network also includes a biologic therapeutics business, Purdue BioPharma L.P., based in Princeton, New Jersey, focused on the development of antibody-based therapeutics and vaccines. More information about Purdue is available on its web site at www.pharma.com.

Michael Friedman, Vice President of Purdue Pharma L.P. stated, "Purdue Pharma expects to benefit from the merger through enhanced research and development capabilities and strengthened ties with leading pharmaceutical companies. The combined company will enable us to capitalize on our key competencies and strengthen our position as a leading pain management company."

"CoCensys and Purdue Pharma are an excellent strategic fit. Purdue Pharma has the market presence to capitalize on CoCensys' leading research programs," said Friedman.

After the merger is consummated, Purdue Pharma L.P. intends to continue to operate CoCensys' Irvine, CA facility.

Purdue Acquisition Corporation expects that the necessary filings with the Securities and Exchange Commission in connection with the tender offer will be made within the next several days and that offer documents will be mailed to CoCensys shareholders promptly thereafter.

BancBoston Robertson Stephens advised Purdue Pharma L.P. and is acting as dealer manager for the tender offer. Hambrecht & Quist advised CoCensys and provided a fairness opinion to the board of directors of CoCensys.

This news release contains forward-looking statements including statements concerning the projected impact of the proposed merger on earnings results and sales growth. These statements are based on current expectations; actual results may differ materially.